

HANNY HOLDINGS LIMITED
錦興集團有限公司
(Incorporated in Bermuda with limited liability)

Date: 1 September 2006

Office of International Corporate Finance
Securities & Exchange Commission
Room 3628
100F Street North East
Washington DC 20549
U.S.A.





BY AIRMAIL

Dear Sirs,

HANNY HOLDINGS LIMITED ("Company")
- ISIN US 41068T2087

We enclose for your information a copy of the announcement of the Company dated 31 August 2006 in relation to the release of interim results of MRI Holdings Limited, a non-wholly owned subsidiary of the Company, the shares of which are listed on the Australian Stock Exchange.

Thank you for your attention.

Yours faithfully,
For and on behalf of
HANNY HOLDINGS LIMITED

p.p. Florence Kam
Company Secretary
/vw
Encl.

HANNY

VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 275)

ANNOUNCEMENT OF UNAUDITED INTERIM RESULTS OF MRI HOLDINGS LIMITED FOR THE SIX MONTHS ENDED 30TH JUNE, 2006

MRI Holdings Limited, an approximately 56.7% owned subsidiary of Hanny Holdings Limited, has announced its unaudited consolidated results for the six months ended 30th June, 2006.

This announcement is made by Hanny Holdings Limited ("Hanny") pursuant to the requirement of Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited to provide shareholders of Hanny with financial information of MRI Holdings Limited ("MRI"), an approximately 56.7% owned subsidiary of Hanny, which has announced such information to the public in Australia on 31st August, 2006.

The board of directors (the "Board") of Hanny announces the unaudited consolidated results of MRI for the six months ended 30th June, 2006 which has been announced by MRI in accordance with the rule 4.2BA of the Australian Stock Exchange on 31st August, 2006 in Australia. MRI is a company incorporated in Australia and its shares are listed on the Australian Stock Exchange.

The unaudited consolidated financial statements for the six months ended 30th June, 2006 are prepared in accordance with the Corporation Act 2001 and applicable Accounting Standards and complies with other requirements of the law of Australia.

Results

The unaudited consolidated results of MRI and its subsidiaries for the six months ended 30th June, 2005 and 2006 are as follows:

	Six months ended 30th June,	
	2006	2005
	AU$	*AU$*
	(Unaudited)	(Unaudited)
Other income	–	141,726
Administration expenses	(227,430)	(196,955)
Management fees	(20,811)	(62,197)
Net loss on sale of investments	–	(170)
Loss before financing income	(248,241)	(117,596)
Financial income	451,042	398,985
Financial expense	(20,419)	–
Net financing income	430,623	398,985
Profit before income tax expense	182,382	281,389
Income tax benefit/(expense)	1,390	(90,791)
Profit for the period	183,772	190,598
Profit attributable to members of the parent	183,772	190,598
Earnings per share		
– Basic (cents per share)	0.40	0.41
– Diluted (cents per share)	0.40	0.41

Balance Sheet Highlights

The consolidated balance sheet of MRI and its subsidiaries shows the followings:

	As at 30th June, 2006	As at 31st December, 2005
	AU$'000	*AU$'000*
	(Unaudited)	(Audited)
Current assets	13,423	17,515
Non-current assets	10,434	4,915
Total assets	23,857	22,430
Current liabilities	(95)	(456)
Non-current liabilities	(121)	(213)
Net assets	23,641	21,761
Issued Capital	31,184	31,184
Reserves and accumulated losses	(7,543)	(9,423)
	23,641	21,761

By order of the Board
HANNY HOLDINGS LIMITED
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 31st August, 2006

As at the date of this announcement, the directors of Hanny are as follow:

Executive Directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*

Independent Non-executive Directors:
Mr. Yuen Tin Fan, Francis
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Sin Chi Fai



HANNY HOLDINGS LIMITED
錦興集團有限公司*

(於百慕達註冊成立之有限公司)
(股份代號:275)

MRI HOLDINGS LIMITED
截至二零零六年六月三十日止六個月之未經審核中期業績公佈

錦興集團有限公司擁有約56.7%權益之附屬公司MRI Holdings Limited宣佈其截至二零零六年六月三十日止六個月之未經審核綜合業績。

錦興集團有限公司(「錦興」)根據香港聯合交易所有限公司證券上市規則第13.09(2)條之規定,向錦興之股東提供MRI Holdings Limited(「MRI」)(錦興擁有約56.7%權益之附屬公司)之財務資料,MRI已於二零零六年八月三十一日向澳洲公眾人士公佈該等資料。

錦興董事會(「董事會」)宣佈MRI截至二零零六年六月三十日止六個月之未經審核綜合業績(MRI根據澳洲證券交易所上市規則第4.2BA條已於二零零六年八月三十一日在澳洲公佈其業績)。MRI在澳洲註冊成立,其股份在澳洲證券交易所上市。

截至二零零六年六月三十日止六個月之未經審核綜合財務報表乃按二零零一年公司法與適用會計準則並符合澳洲法律其他要求而編製。

業績

MRI及其附屬公司截至二零零五及二零零六年六月三十日止六個月之未經審核綜合業績如下:

	截至六月三十日止六個月	
	二零零六年 澳元 (未經審核)	二零零五年 澳元 (未經審核)
其他收益	–	141,726
行政支出	(227,430)	(196,955)
管理費用	(20,811)	(62,197)
出售投資項目淨虧損	–	(170)
財務收益前虧損	(248,241)	(117,596)
財務收益	451,042	398,985
財務支出	(20,419)	–
財務收益淨額	430,623	398,985
除所得稅開支前溢利	182,382	281,389
所得稅得益/(開支)	1,390	(90,791)
於本期間溢利	183,772	190,598
母公司之成員應佔溢利	183,772	190,598
每股盈利		
一基本(每股以仙計)	0.40	0.41
一攤薄(每股以仙計)	0.40	0.41

資產負債表摘要

MRI及其附屬公司之綜合資產負債表呈列如下:

	於二零零六年 六月三十日 千澳元 (未經審核)	於二零零五年 十二月三十一日 千澳元 (經審核)
流動資產	13,423	17,515
非流動資產	10,434	4,915
總資產	23,857	22,430
流動負債	(95)	(456)
非流動負債	(121)	(213)
淨資產	23,641	21,761
已發行股本	31,184	31,184
儲備及累計虧損	(7,543)	(9,423)
	23,641	21,761

承董事會命
錦興集團有限公司
主席
陳國強博士

香港,二零零六年八月三十一日

於本公佈日期,錦興董事如下:

執行董事:
陳國強博士(主席)
Yap, Allan博士(董事總經理)
呂兆泉先生(副董事總經理)

獨立非執行董事:
袁天凡先生
郭嘉立先生
黃景霖先生
冼志輝先生

* 僅供識別